Mail Stop 4561

June 13, 2008

Alfred R. Camner
Chairman of the Board and Chief Executive Officer
BankUnited Financial Corporation
255 Alhambra Circle
Coral Gables, Florida 33134

> **Re:** **BankUnited Financial Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Form 10-Q for the Quarterly Period Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended March 31, 2007**
> **Schedule 14A**
> **File No. 001-13921**

Dear Mr. Camner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Todd Schiffman
Assistant Director